SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. __)*

ORGANOVO HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68620A104

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 4 Pages

CUSIP No. 68620A104		Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON American Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America - Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)	Name of Issuer: Organovo Holdings, Inc., a Delaware corporation

Item 1(b)	Address of Issuer's Principal Executive Office: 5871 Oberlin Drive, Suite 150 San Diego, CA 92121

Item 2(a)	Name of Person Filing: American Financial Group, Inc. (“AFG”)

Item 2(b)	Address of Principal Business Office: Great American Insurance Tower 301 East Fourth Street Cincinnati, Ohio 45202

Item 2(c)	Citizenship: U.S.A. – Ohio

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 68620A104

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), check whether the Person Filing is a: N/A

Item 4
Ownership:

(a)          See Item 9 of page 2.
(b)          See Item 11 of page 2.
(c)          See Items 5-8 of page 2.

Ownership percentage is based on 58,493,717 shares of Common Stock of the Issuer outstanding as reported by the Issuer in its Current Report on Form 8-K dated December 22, 2012.

The above information regarding AFG ownership of Common Stock of the Issuer is as of December 31, 2012.  As of January 31, 2013, AFG ownership had declined to be less than 5.0%.

Item 5	Ownership of 5% or Less of Class: See Item 4.

Item 6	Ownership of More Than 5% on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification: N/A

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2013

American Financial Group, Inc.

By:	/s/ Karl J. Grafe
Name	Karl J. Grafe
Title	Vice President

Page 4 of 4 Pages